January 17, 2020

Govinda Giri
Chief Executive Officer
Sagoon Inc.
1980 Teasel Ct.
Woodbridge, VA 22192

       Re: Sagoon Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed January 6, 2020
           File No. 024-11120

Dear Mr. Giri:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 12, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A

The Company's Business, page 18

1. Your revised disclosure in response to prior comment 3 appears to measure users on a cumulative basis. In this regard, you state that the number of users increased to 4,382,960 in 2019 although the monthly numbers in the chart on page 18 indicate that approximately one million users visited the company's site in 2019. Please clarify that the user metric used throughout the filing represents any user who has ever used the company's site since inception. Further, discuss any limitations, risks, and challenges regarding your ability to accurately account for user activity. Refer to prior comment 3 and disclose whether you are able to distinguish unique users or active users on your platform. Govinda Giri
Sagoon Inc.
January 17, 2020
Page 2

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at
(202) 551-6515 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,
FirstName LastNameGovinda Giri
                                                         Division of
Corporation Finance
Comapany NameSagoon Inc.
                                                         Office of Technology
January 17, 2020 Page 2
cc:       Andrew Stephenson
FirstName LastName